Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Tier 1 Operator Issues 2nd Tranche of $13M Contract for RADCOM’s
Customer Experience Management Solution

TEL AVIV, Israel – September 9, 2015 –RADCOM Ltd (NASDAQ: RDCM), a provider of Customer Experience Management (CEM) solutions, today announced that it has received a $4.3m order from a Tier 1 service provider, the second tranche of the three-year, $13 million contract that was announced earlier in the year. The operator is deploying the Customer Experience solution to proactively improve customer satisfaction, reduce churn and maximize revenue streams.

To date, RADCOM’s solution has been deployed across multiple departments to help focus all of the operator's activities on the delivery of a high quality user experience. New revenue streams have been created by the ability to combine real-time data pertaining to subscriber network usage (such as usage of Facebook or sports sites) with business applications, thereby enabling targeted promotions.

Planned initiatives include the use of RADCOM's VIP application to focus on the user experience of key influencers such as Enterprise customers, journalists and executives. In addition, RADCOM’s Customer Care will serve up to 1000 Customer Care representatives, adding to operational efficiency by decreasing the amount of calls for Tier 2 Engineering support and reducing churn.

”We are delighted with the positive reception of our Customer Experience solution by Tier 1 customers," said Eyal Harari, RADCOM’s VP of Products and Marketing, ”Customers are finding that the integration of our solution deeply within their organization is delivering benefits in terms of improved customer experience, preventing churn and maximizing revenue streams.”

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

About RADCOM

RADCOM provides service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM . For more information, please visit www.radcom.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.